Exhibit 99.1

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ANNOUNCES BANK LINE INCREASE

TO $50 MILLION

Thousand Oaks, CALIFORNIA, May 14, 2024 – Kolibri Global Energy Inc. (the “Company” or “KEI”) (TSX: KEI, NASDAQ: KGEI) is pleased to announce that the Borrowing Base of its indirect wholly owned subsidiary BNK Petroleum (US) Inc. was increased from US$40 million to US$50 million on its revolving line of credit (“Credit Facility”) from BOK Financial (“BOKF”), an increase of 25%. The current outstanding amount drawn on the Credit Facility is US$32 million.

Wolf Regener, President and CEO, commented, “We are very pleased to have BOKF’s continued support as we continue the development of our Tishomingo project. The 25% increase in our borrowing base provides us with more flexibility and supports our production and cash flow growth initiatives and demonstrates the value of the field.”

The other terms of the credit facility remain the same.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com